Form 10-K, Exhibit 13
period 1994-08-31
CORE INDUSTRIES INC
filed 1994-11-23
CIK 91817

                                                                    EXHIBIT 13
                              REPORT OF MANAGEMENT


Management is responsible for the preparation and integrity of the accompanying financial statements and all other financial information appearing in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The other financial information in this Annual Report is consistent with the financial statements.

Management is responsible for developing and maintaining cost-effective internal accounting control. Internal control effectiveness is supported throughout the Company with written communication of policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors. The Company's control environment is further enhanced through a formal Code of Conduct that sets standards of professionalism and integrity for employees.

The financial statements have been audited by the auditors Coopers & Lybrand L.L.P. The Company engages them to render an independent professional opinion based upon an examination conducted in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors is composed solely of non-employee directors and is responsible for oversight of management's internal control and financial reporting responsibilities. The Audit Committee is also responsible for recommending to the Board the independent accounting firm to be used for the coming year. The Audit Committee meets periodically with management, the internal auditors, and privately with the independent auditors to review auditing, accounting, internal control and financial reporting matters.



/s/ David R. Zimmer      /s/ Raymond H. Steben, Jr.      /s/ Thomas G. Hooper
David R. Zimmer          Raymond H. Steben, Jr.          Thomas G. Hooper
President and Chief      Vice President-Finance and      Treasurer and
Executive Officer        Chief Financial Officer         Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS



Stockholders and Board of Directors of
Core Industries Inc
Bloomfield Hills, Michigan:

We have audited the accompanying consolidated balance sheet of Core Industries Inc and subsidiaries as of August 31, 1994 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Core Industries Inc for the years ended August 31, 1993 and 1992, were audited by other auditors, whose report hereon, dated October 21, 1993, included an explanatory paragraph noting that the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions effective September 1, 1991 to conform with Statements of Financial Accounting Standards Nos. 109 and 106, respectively, as discussed in Notes 3 and 4 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 1994 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Core Industries Inc and subsidiaries as of August 31, 1994 and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand L.L.P.
Coopers & Lybrand L.L.P.



Detroit, Michigan
October 11, 1994

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and Board of Directors of Core Industries Inc
Bloomfield Hills, Michigan:

We have audited the consolidated balance sheet of Core Industries Inc and Subsidiaries as of August 31, 1993 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the two years in the period ended August 31, 1993. Our audits also included the financial statement schedules listed in the Index at Item 14 for each of the two years in the period ended August 31, 1993. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Core Industries Inc and Subsidiaries at August 31, 1993 and the consolidated results of their operations and their cash flows for each of the two years in the period ended August 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Notes 3 and 4 to the financial statements, the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions effective September 1, 1991 to conform with Statements of Financial Accounting Standards Nos. 109 and 106, respectively.




/s/ Deloitte & Touche LLP
Deloitte & Touche LLP



Detroit, Michigan
October 21, 1993

                     CORE INDUSTRIES INC AND SUBSIDIARIES
                         CONSOLIDATED  BALANCE  SHEETS


 ASSETS

                                                                      August  31
                                                               ---------------------------
                                                               1994                 1993
                                                               ----                 ----
CURRENT  ASSETS:
   Cash and cash equivalents                                  $ 14,643,000      $    651,000
   Accounts receivable,  less collection
     allowances  of $ 960,000 in 1994
     and $ 970,000 in 1993                                      47,444,000        50,558,000
   Inventories                                                  48,863,000        54,092,000
   Prepaid expenses                                                808,000         1,337,000
   Refundable income taxes                                          -                139,000
   Deferred taxes on income                                      2,027,000         2,637,000
                                                              ------------      ------------

         TOTAL CURRENT ASSETS                                 $113,785,000      $109,414,000
                                                              ------------      ------------


PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                                 $  1,278,000      $  1,374,000
   Buildings                                                    18,161,000        18,672,000
   Machinery and equipment                                      44,322,000        50,145,000
                                                              ------------      ------------
         Total                                                $ 63,761,000      $ 70,191,000
   Less accumulated depreciation                                36,377,000        41,304,000
                                                              ------------      ------------
         TOTAL PROPERTY,  PLANT AND
            EQUIPMENT                                         $ 27,384,000      $ 28,887,000
                                                              ------------      ------------


OTHER ASSETS:
   Excess of cost over net assets
     of companies acquired                                    $  7,033,000      $  7,269,000
   Investment in real estate partnership                         1,343,000         1,432,000
   Note  receivable                                              1,500,000            -
   Prepaid pensions and other                                    5,342,000         4,275,000
                                                              ------------      ------------

         TOTAL OTHER ASSETS                                   $ 15,218,000      $ 12,976,000
                                                              ------------      ------------


                                                              $156,387,000      $151,277,000
                                                               ============     ============


LIABILITIES  & STOCKHOLDERS'  EQUITY

                                                                      August  31
                                                               ---------------------------
                                                               1994                 1993
                                                               ----                 ----
CURRENT LIABILITIES:
   Notes payable to bank                                             -          $    900,000
   Accounts payable                                            $11,485,000        12,521,000
   Accrued payroll and other expenses                           12,817,000        12,899,000
   Dividends payable                                               587,000           587,000
   Taxes on income                                               1,585,000            -
   Long-term debt due within one year                            4,610,000         1,500,000
                                                              ------------      ------------

         TOTAL CURRENT LIABILITIES                             $31,084,000      $ 28,407,000
                                                              ------------      ------------

LONG-TERM  DEBT,
   less amount due within one year                             $41,608,000      $ 47,134,000

DEFERRED TAXES ON INCOME                                         1,770,000         1,580,000

ACCRUED EMPLOYEE BENEFITS                                        2,908,000         3,190,000

STOCKHOLDERS'  EQUITY:
   Preferred stock,  par value $1:
      Authorized - 100,000 shares
      Issued - none
   Common stock, par value $1:
      Authorized - 20,000,000 shares
      Issued - 11,219,152 sharesin 1994
         and 11,208,058 shares in 1993                         $11,219,000      $ 11,208,000
   Additional paid-in capital                                      810,000           728,000
   Retained earnings                                            73,025,000        65,372,000
   Cumulative translation  adjustments                             661,000           356,000
   Treasury stock (1,410,160  shares) - at cost                 (6,698,000)       (6,698,000)
                                                              ------------      ------------

         TOTAL STOCKHOLDERS' EQUITY                            $79,017,000      $ 70,966,000
                                                              ------------      ------------


                                                              $156,387,000      $151,277,000
                                                              ============      ============



The accompanying notes are an integral part of the consolidated financial statements.

                    CORE  INDUSTRIES  INC  AND  SUBSIDIARIES

                     CONSOLIDATED  STATEMENTS  OF  EARNINGS




                                                                      Year  Ended  August  31
                                                        --------------------------------------------------------------
                                                           1994                   1993                     1992
                                                           ----                   ----                     ----
Net sales                                                $219,454,000           $207,046,000              $183,734,000
Cost of sales, exclusive of
   depreciation and amortization                         $154,278,000           $144,661,000              $128,575,000
Depreciation and amortization                               5,182,000              5,149,000                 5,545,000
Selling,  general and
   administrative expenses                                 41,591,000             40,409,000                39,726,000
Write-off of intangibles                                      -                       -                      2,721,000
Interest expense                                            4,570,000              5,091,000                 6,175,000
Other income                                               (2,223,000)            (1,529,000)                 (427,000)
                                                         ------------           ------------              ------------
                                                         $203,398,000           $193,781,000              $182,315,000
                                                         ------------           ------------              ------------
Earnings from continuing operations
   before taxes on income and cumulative
   effects of accounting changes                         $ 16,056,000           $ 13,265,000              $  1,419,000

Taxes on income                                             6,050,000              4,700,000                 1,239,000
                                                         ------------           ------------              ------------
Earnings from continuing operations
   before cumulative effects of
   accounting changes                                     $10,006,000           $  8,565,000              $    180,000
Discontinued operations (net of income
   tax benefits):
   Loss from discontinued operations                          -                       -                    ($4,015,000)
   Estimated loss on disposal                                 -                       -                    (20,859,000)
                                                         ------------           ------------              ------------
                                                              -                       -                   ($24,874,000)
                                                         ------------           ------------              ------------
Earnings (loss) before cumulative
   effects of accounting changes                          $10,006,000           $  8,565,000              ($24,694,000)
Cumulative effects of accounting changes:
   Income taxes                                               -                       -                    $   300,000
   Postretirement benefits                                    -                       -                     (1,974,000)
                                                         ------------           ------------              ------------
                                                              -                       -                    ($1,674,000)
                                                         ------------           ------------              ------------

Net earnings (loss)                                       $10,006,000           $  8,565,000              ($26,368,000)
                                                         ============           ============              ============


Net earnings (loss) per common share:
   Continuing operations before
     accounting changes                                   $      1.02           $        .88               $       .02
   Discontinued operations                                    -                       -                          (2.55)
   Cumulative effects of accounting changes                   -                       -                           (.17)
                                                         ------------           ------------              ------------
   Net earnings (loss)                                    $      1.02           $        .88               $     (2.70)
                                                         ============           ============              ============





The accompanying notes are an integral part of the consolidated financial statements.

                    CORE INDUSTRIES INC AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                     Additional                     Cumulative
                                         Common        Paid-In       Retained      Translation      Treasury
                                         Stock         Capital       Earnings      Adjustments       Stock
                                      -----------    ---------     -----------     ------------    -----------
Balance, August 31, 1991              $11,185,000      $449,000     $ 88,454,000    ($1,133,000)   ($6,698,000)
     Net loss                                                        (26,368,000)
     Cash dividends declared                                          (2,933,000)
     Foreign currency adjustments:
         Continuing operations                                                          617,000
         Discontinued operations                                                        872,000
                                      -----------      --------     -----------       ----------    -----------

Balance, August 31, 1992              $11,185,000      $449,000     $ 59,153,000     $  356,000    ($6,698,000)
     Net earnings                                                      8,565,000
     Cash dividends declared                                          (2,346,000)
     Exercise of stock options              2,000        12,000
     Incentive compensation awards         21,000       267,000
                                      -----------      --------      -----------       --------    -----------

Balance,  August  31,  1993           $11,208,000      $728,000     $ 65,372,000     $  356,000    ($6,698,000)
     Net earnings                                                     10,006,000
     Cash dividends declared                                          (2,353,000)
     Exercise of stock options              4,500        19,000
     Incentive compensation awards          6,500        63,000
     Foreign currency adjustments                                                       305,000
                                      -----------      --------     -----------         --------    -----------

Balance, August 31, 1994              $11,219,000      $810,000     $ 73,025,000     $  661,000    ($6,698,000)
                                      ===========      ========     ============      ==========    ===========



The accompanying notes are an integral part of the consolidated financial statements.

                    CORE INDUSTRIES INC AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                                                   Year  Ended  August  31
                                                                    -------------------------------------------------------
                                                                      1994                 1993                  1992
                                                                      ----                 ----                  ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                              $10,006,000          $ 8,565,000          ($26,368,000)
   Adjustments to reconcile net earnings to net
     cash provided by operating activities:
      Depreciation                                                  $ 4,856,000           $4,879,000           $ 4,990,000
      Amortization                                                      326,000              270,000               555,000
      Cumulative effect of accounting change                              -                    -                 1,674,000
      Loss from discontinued operations                                   -                    -                28,174,000
      Discontinued operations                                             -                    -                 3,031,000
      Write-off of intangibles                                            -                    -                 2,721,000
      Net gain on sale of division                                     (915,000)               -                     -
      (Increase) decrease in assets:
           Accounts receivable                                         (177,000)          (4,660,000)            2,790,000
           Inventories                                                  813,000           (5,505,000)              403,000
           Prepaid expenses                                             606,000              692,000              (265,000)
           Taxes on income                                              968,000            3,890,000            (5,809,000)
           Deferred taxes on income                                     800,000            3,176,000             1,801,000
      Increase (decrease) in liabilities:
           Accounts payable                                            (743,000)           4,689,000              (558,000)
           Accrued payroll and other expenses                           810,000            1,246,000             2,593,000
                                                                    -----------          -----------           -----------
               TOTAL ADJUSTMENTS                                    $ 7,344,000          $ 8,677,000           $42,100,000
                                                                    -----------          -----------           -----------
      NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                       $17,350,000          $17,242,000           $15,732,000
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                             ($4,967,000)         ($4,930,000)          ($6,400,000)
   Net proceeds from sale of divisions                                9,816,000                -                     -
   Acquisition of businesses                                         (2,510,000)               -                     -
   Discontinued operations                                                -                6,784,000            (4,756,000)
   Other                                                                523,000               (4,000)              421,000
                                                                    -----------          -----------           -----------
      NET CASH FROM (USED IN) INVESTING ACTIVITIES                  $ 2,862,000          $ 1,850,000          ($10,735,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net payments on short-term bank loans                              ($900,000)        ($15,000,000)          ($2,100,000)
   Decrease in restricted cash                                          -                    -                   2,684,000
   Reductions in long-term debt                                      (2,967,000)          (3,012,000)           (1,159,000)
   Cash dividends paid                                               (2,353,000)          (2,346,000)           (3,519,000)
                                                                    -----------          -----------           -----------
      NET CASH USED IN FINANCING ACTIVITIES                         ($6,220,000)        ($20,358,000)          ($4,094,000)

      NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS                                          13,992,000           (1,266,000)              903,000

      CASH AND CASH EQUIVALENTS,
       BEGINNING OF PERIOD                                              651,000            1,917,000             1,014,000
                                                                    -----------          -----------           -----------

      CASH AND CASH EQUIVALENTS,
        END OF PERIOD                                               $14,643,000          $   651,000           $ 1,917,000
                                                                    ===========          ===========           ===========


SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Interest paid                                                    $ 4,510,000          $ 5,050,000           $ 6,180,000
                                                                    ===========          ===========           ===========
   Income taxes paid                                                 $3,340,000          $ 2,200,000           $   800,000
                                                                    ===========          ===========           ===========


The accompanying notes are an integral part of the consolidated financial statements.

                      CORE INDUSTRIES INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED AUGUST 31, 1994, 1993 AND 1992

1.       PRINCIPLES OF REPORTING AND ACCOUNTING

         Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany profits, transactions and balances have been eliminated.

         Inventories- Approximately 89% and 93% of inventories at August 31, 1994 and 1993, respectively, are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Other inventories are valued at cost on a last-in, first-out (LIFO) basis. If all inventories were valued on a FIFO basis, inventories would have been $1,441,000 and $1,155,000 higher than reported at August 31, 1994 and 1993, respectively.

         Following is the detail of inventories:

                                                                                 1994                  1993
                                                                                 ----                  ----
          Raw materials and supplies                                          $25,976,000           $26,762,000
          Work in process                                                       8,940,000            13,417,000
          Finished goods                                                       13,947,000            13,913,000
                                                                              -----------           -----------

          Total                                                               $48,863,000           $54,092,000
                                                                              ===========           ===========

     Property, Plant and Equipment - Items of property, plant and equipment, including significant improvements to existing facilities and leasehold improvements, are recorded at cost. Expenditures for maintenance and repairs are charged to operations in the year incurred. Long-term lease obligations incurred in connection with industrial development revenue bond financing have been capitalized at the total principal amount of the obligations. Depreciation is computed principally on an accelerated basis.

     Excess of Cost Over Net Assets of Companies Acquired - The excess of total cost over net assets of companies acquired is being amortized over 40 years except for $2,048,000 relating to acquisitions prior to October 31, 1970 which is not being amortized. Amortization expense amounted to $177,000 in 1994 and 1993, and $191,000 in 1992. Accumulated amortization amounted to $2,645,000 and $2,441,000 at August 31, 1994 and 1993,
     respectively.

     Investment in Real Estate Partnership - The Company has a minority interest in a partnership formed for the purpose of owning an office building, a portion of which the Company leases for its corporate offices. Rents paid were $346,000 in 1994, $400,000 in 1993, and $447,000 in 1992.
     The investment is accounted for according to the equity method.

     Revenue Recognition - Revenue from sales of products is recognized at the time of shipment. Revenue from long-term construction contracts is recognized using the percentage-of-completion method.

     Earnings Per Common Share are computed by dividing net earnings by the weighted average shares outstanding (9,800,135 shares in 1994, 9,776,376 shares in 1993 and 9,775,196 shares in 1992). The number of common stock equivalents was not significant.

     Foreign Currency Translation - Assets and liabilities of certain foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated at year-end rates of exchange. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity.

2.   DEBT AND COMMITMENTS

     The Company has a $15,000,000 unsecured line of credit with a major domestic bank at interest rates on an as-offered basis, which have been less than the prime rate. This credit facility was unused at August 31, 1994.

     Long-term debt consists of the following:

                                                                                 1994                  1993
                                                                                 ----                  ----
          Notes payable                                                       $39,550,000           $42,000,000
          Industrial development revenue bonds                                  6,668,000             6,634,000
                                                                              -----------           -----------
                    Total                                                     $46,218,000           $48,634,000
          Portion due within one year                                           4,610,000             1,500,000
                                                                              -----------           -----------

          Total                                                               $41,608,000           $47,134,000
                                                                              ===========           ===========

     Notes payable include three unsecured promissory notes to insurance companies: one 9.8%, $9,000,000 note and two 10.02% notes aggregating $30,000,000. The notes require semi-annual interest payments with repayment of principal in 10 equal annual installments which commenced August 1993 for the 9.8% note and commencing May 1995 for the 10.02% notes. The other note payable requires repayment in five equal installments commencing November, 1994.

     Industrial development revenue bonds mature principally in 2006 and 2013 and include $5,000,000 related to a 15-year loan agreement with a variable interest rate entered into during 1991. Interest rates on the bonds change based on prevailing market rates and as of August 31, 1994, averaged 3.66%.

     Principal repayments of long-term debt are $4,610,000 in each of the five years ending 1999.

     Certain of the Company's loan agreements contain restrictive covenants pertaining to the maintenance of working capital and tangible net worth. Under the most restrictive covenant, retained earnings of $20,075,000 were available for the payment of cash dividends at August 31, 1994.

     The estimated fair value of the notes payable was approximately $42,550,000. The fair value was estimated based on the discounted amounts of future cash flows at the current note rates assuming all prepayment options were exercised. The estimated fair value of industrial development revenue bonds is the book value of $6,668,000.

3.   TAXES ON INCOME

     Income taxes on a continuing operations basis are as follows:

                                                                      1994             1993           1992
                                                                      ----             ----           ----
          Current:
               Federal                                         $ 4,450,000        $ 4,278,000      $ 1,853,000
               State and local                                     800,000            700,000          400,000
                                                               -----------        -----------      -----------
                    Total                                      $ 5,250,000        $ 4,978,000      $ 2,253,000
          Deferred                                                 800,000           (278,000)      (1,014,000)
                                                               -----------        -----------      -----------
          Total taxes on income                                $ 6,050,000        $ 4,700,000      $ 1,239,000
                                                               ===========        ===========      ===========

     Federal income taxes include foreign income taxes of ($32,000) in 1994, $8,000 in 1993, and $103,000 in 1992. The foreign pretax loss amounted to ($845,000) in 1994, ($268,000) in 1993, and ($62,000) in 1992.

     A reconciliation of income taxes computed using the U.S. federal statutory rate to the provision for federal income taxes follows:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
     Computed at U.S. statutory rate                             $5,620,000       $ 4,510,000      $  482,000
     State and local taxes                                          520,000           462,000         264,000
     Goodwill amortization and write-offs                            68,000            60,000         836,000
     Foreign income taxes                                           264,000            98,000         124,000
     Research tax credit                                           (224,000)         (258,000)       (299,000)
     Other                                                         (198,000)         (172,000)       (168,000)
                                                                 ----------       -----------      ----------
          Total taxes on income                                  $6,050,000       $4,700,000       $1,239,000
                                                                 ==========       ==========       ==========

     Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The source and deferred tax effect of these differences is as follows:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
     Depreciation                                                 $(229,000)      $   144,000     $  (292,000)
     Employee benefits                                              496,000           (10,000)         (8,000)
     Inventory related                                               67,000           (39,000)       (408,000)
     Accounts receivable allowances                                    -             (134,000)       (119,000)
     Tax credit carryforwards                                       567,000          (270,000)           -
     Other                                                         (101,000)           31,000        (187,000)
                                                                  ---------       -----------     -----------
          Total deferred                                           $800,000         ($278,000)    ($1,014,000)
                                                                   ========         =========     ===========

     Deferred tax (assets) liabilities are comprised of the following:

                                                                     1994             1993
                                                                     ----             ----
     Inventory related                                            ($ 807,000)     ($  870,000)
     Accrued expenses                                               (707,000)        (499,000)
     Employee benefits                                                  -            (384,000)
     Accounts receivable allowances                                 (259,000)        (263,000)
     Research tax credit carryforwards                                  -            (370,000)
     Other                                                           (14,000)         (49,000)
                                                                 -----------      -----------
          Gross deferred tax assets                              ($1,787,000)     ($2,435,000)
                                                                 -----------      -----------
      Depreciation                                                $1,148,000       $1,378,000
     Employee benefits                                               111,000             -
     Other                                                           271,000             -
                                                                 -----------      -----------
           Gross deferred tax liabilities                         $1,530,000       $1,378,000
                                                                 -----------      -----------
      Net deferred tax assets                                    ($  257,000)     ($1,057,000)
                                                                ============      ===========

     In February 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective as of September 1, 1991. The Statement requires use of the asset and liability method of accounting for income taxes rather than the deferral method previously used. The cumulative effect of this accounting change in 1992 was to increase net earnings by $300,000 or $.03 per share.

4.   RETIREMENT PLANS

                                 PENSION PLANS

     The Company has defined benefit retirement plans covering a portion of its domestic employees. The net pension credit for company-sponsored plans amounted to $864,000, $286,000, and $582,000 in fiscal 1994, 1993 and
     1992, respectively. The Company also contributes certain amounts per labor hour to union pension funds. Such contributions amounted to $427,000 in 1994, $383,000 in 1993, and $356,000 in 1992.

     Net pension credit from the Company's defined benefit plans included the following components:

                                                                      1994             1993             1992
                                                                      ----             ----             ----
          Service cost                                            $ 187,000        $ 241,000       $  184,000
          Interest on projected benefit obligations                 544,000          540,000          512,000
          Actual return on plan assets                               (4,000)        (909,000)      (1,156,000)
          Net amortization and deferral                          (1,225,000)        (219,000)          33,000
                                                                 ----------        ---------       ----------

          Net pension credit                                     ($ 498,000)      ($ 347,000)     ($  427,000)
                                                                 ==========       ==========      ===========

     The Company incurred a pension curtailment gain of $366,000 in connection with the sale of its Du-Al division.

     The following table sets forth the plans' funded status and prepaid pension cost at August 31:

                                                                                       1994             1993
                                                                                       ----             ----
          Vested benefit obligation                                               $ 6,038,000      $ 6,651,000
                                                                                  ===========      ===========

          Accumulated benefit obligation                                          $ 6,059,000      $ 6,715,000
                                                                                  ===========      ===========

          Plan assets at fair value (principally listed
               stocks and bonds)                                                  $11,429,000      $11,804,000
          Projected benefit obligation                                             (7,024,000)      (8,337,000)
                                                                                  -----------      -----------
               Excess of assets over projected benefit obligation                 $ 4,405,000      $ 3,467,000
          Unrecognized net (gain) loss:
               From excess funding at implementation of SFAS 87                    (1,363,000)      (1,614,000)
               Other                                                                1,162,000        1,487,000
                                                                                  -----------      -----------

          Prepaid pension cost                                                    $ 4,204,000      $ 3,340,000
                                                                                  ===========      ===========

     The company-sponsored pension plans generally provide benefits based on average salary levels and years of service. The projected unit credit funding method was used along with discount rates of 8% in 1994 and ranging from 6.75% to 7% in 1993. The decrease in the accumulated benefit obligation from 1994 to 1993 was primarily due to the increase in discount rates. The assumed rate of return on assets was 9%, and rates of increase in future compensation levels ranged from 5.5% to 6.5%.

                       OTHER POSTRETIREMENT BENEFIT PLANS

     Certain divisions and subsidiaries of the Company provide health care and life insurance benefits for retirees which are, depending on the type of plan, either contributory or non-contributory. Approximately 25% of employees may become eligible for these benefits.

     The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective as of September 1, 1991. The Statement requires accounting for postretirement benefits on an accrual basis which necessitates measurement of the obligation to provide future benefits and accrual of the cost during the years that employees provide service. The Company elected to record a one-time charge to recognize its accumulated postretirement benefit obligation. The cumulative effect of this accounting change was to decrease 1992 earnings by $1,974,000 (net of a tax benefit of $1,018,000) or $.20 per share.

     Net periodic postretirement benefit cost included the following components:

                                                                                        1994             1993
                                                                                        ----             ----
          Service cost - benefits attributed to service during the period            $ 49,000         $ 63,000
          Interest cost on accumulated postretirement benefit obligation              260,000          251,000
                                                                                     --------         --------

          Net periodic postretirement benefit cost                                   $309,000         $314,000
                                                                                     ========         ========

     The Company's postretirement plans are not funded. The status of the plans at August 31 follows:

                                                                                        1994            1993
                                                                                        ----            ----
          Accumulated postretirement benefit obligation
               Retirees                                                              $2,542,000       $2,162,000
               Fully eligible and other active participants                             524,000        1,300,000
                                                                                     ----------       ----------
                    Total                                                            $3,066,000       $3,462,000
          Unrecognized loss                                                            (158,000)        (272,000)
                                                                                     ----------       ----------
          Total accrued postretirement benefits                                      $2,908,000       $3,190,000
                                                                                     ==========       ==========

     For measurement purposes, a 12.2% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994. The rate was assumed to decrease gradually to 6.0% through the year 2008 and remain constant thereafter. The assumptions for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of August 31, 1994 by approximately 3.7% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by 2.8%.

     The weighted-average discount rates used in determining the accumulated postretirement benefit obligation were 7.5% as of August 31, 1994. The decrease in the accumulated postretirement benefit obligation from 1994 to 1993 was primarily due to amounts recognized for settlements and curtailments. The assumed rate of future compensation levels was 6.5%.

     Cash expenditures for postretirement benefits were $216,000 in 1994, $214,000 in 1993, and $157,000 in 1992.

5.   LEASES

     The Company leases certain office and production facilities and equipment under agreements expiring from 1995 through 2006. Several of the lease commitments contain renewal and/or purchase options exercisable at the end of the lease terms.

     The following is a schedule of future minimum rental payments required under operating leases for continuing operations that have remaining terms in excess of one year as of August 31, 1994:

          Year ending August 31:
          1995                                              $1,190,000
          1996                                               1,250,000
          1997                                               1,070,000
          1998                                                 510,000
          1999                                                 500,000
          Later years                                          650,000
                                                            ----------

          Total minimum payments required                   $5,170,000
                                                            ==========

     The rental expense for all operating leases was $1,370,000, $1,420,000, and $1,845,000, for the years ended August 31, 1994, 1993 and 1992, respectively.

6.   STOCK OPTIONS AND AWARDS

     The Company's 1993 Performance Incentive Plan approved during 1994 permits the grant of up to 490,000 shares of Company common stock for stock options, stock appreciation rights and restricted stock to key employees of the Company. Options for 229,000 shares ($13.31 to $13.56 per share) were granted during 1994, and all remained outstanding at August 31, 1994. Vesting of most of the shares over the first three years following grant is dependent upon accelerated stock market valuation of Core stock. If the Company's stock fails to reach and maintain for defined periods of time those specified levels, vesting is delayed until 9 1/2 years after grant.

     Under prior employee stock option plans, options were outstanding as of August 31, 1994, for 149,900 shares ($5.25 to $13.88 per share) with expiration dates through 2003. Options for 8,000 shares ($9.25 per share) were granted in 1993. Options for 4,500 and 2,000 shares were exercised in 1994 and 1993, respectively, and options for 8,900 shares expired in 1994.

     The 1991 Director Discounted Stock Option Plan is for non-employee directors of the Company. In accordance with the Plan, directors may elect to receive discounted stock options in lieu of director fees payable in cash, with the aggregate discounts equal to the cash fees forfeited. Under the Plan, 200,000 shares were reserved for issuance of non-qualified stock options at either 50% or 75% of market value at the date of grant. Stock options for 15,731 shares ($11.16 per share), and 42,908 shares ($6.19 per share) were granted in 1994 and 1993, respectively. All remain outstanding as of August 31, 1994, leaving 122,725 shares reserved for future grants.

     Under a similar 1988 Director Discounted Stock Option Plan, options were outstanding as of August 31, 1994 and August 31, 1993 for 100,000 shares ($4.41 to $9.28 per share) with expiration through 2001.

     Pursuant to incentive compensation programs the Company in 1994 and 1993 awarded 6,594 and 20,702 shares of common stock, respectively, to key employees of the Company. The stock awarded in 1993 cannot be sold for three years and the employees must remain employed with the Company until September 1, 1996 to retain the stock.

7.   PREFERRED SHARE PURCHASE RIGHTS

     In September 1987, the Board of Directors declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of common stock. Each right will entitle shareholders to purchase one two-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $50. The rights will only be exercisable 30 days after a person or group acquires 20% or more of the Company's common stock or commences a tender offer to acquire 30% or more of the common stock. The Company has reserved 48,876 shares of its preferred stock for the outstanding rights. If the Company is acquired in a merger or other business combination after the rights become exercisable, each right will entitle the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the right. The rights may be redeemed by the Company at a price of $0.02 per right up to 30 days after a 20% position has been acquired or completion of a tender offer for 30% or more of common stock. The rights will expire on September 28, 1997.

8.   ACQUISITIONS

     Effective December 1, 1993 the Company purchased the grain drill business of Best Manufacturing, and effective April 1, 1994 purchased Hendrix Steel & Fabricating, Inc., a fabricator of strainers and other specialty flow control products. These acquisitions were accounted for as purchases, and accordingly, the operating results of the acquired businesses have been included in the Company's financial statements from their respective dates of acquisition. The pro forma results of operations, as if the operations of the acquired businesses had been included from September 1, 1993, would not differ materially from the amounts reported in the consolidated statement of earnings.

     The total cost of the above acquisitions was approximately $3,370,000, including a five year note payable at $550,000.

9.   SALE OF DIVISIONS

     Effective September 23, 1993, the Company sold its Du-Al Manufacturing Division, a manufacturer of front end loaders, back hoes and other equipment sold to the construction and farm industries. Effective May 31, 1994, the Company sold its Pioneer Industries Division, a manufacturer of metal doors and frames for the construction industry. The total sale price of these transactions was approximately $12,000,000, consisting of cash and a promissory note for $1,500,000. The businesses sold had approximately $9,000,000 of sales in FY 1994 prior to disposition and approximately $20,000,000 of sales in FY 1993.

     Other income for the year ended August 31, 1994 includes pretax gain of $1,475,000 (total of $.09 per share) related to the sale of the Du-Al Division.

10.  DISCONTINUED OPERATIONS

     Effective February 29, 1992, the Company adopted a formal plan to divest three major electronics-related subsidiaries. The three businesses, Anilam Electronics, FlexStar and Hilton Industries, produced machine tool controls, disk-drive test equipment, and tantalum capacitors. These subsidiaries represented separate lines of business and served separate customers and are accounted for as discontinued operations. Appropriate provisions were recorded for (a) the estimated losses of the discontinued operations through their expected disposal dates, (b) reduction of assets to their net realizable values, and (c) the anticipated liabilities relating to the disposals. The total provision amounted to $20,859,000, net of income tax benefits of $7,315,000. Although there was a change in the individual components of the provision from the original estimate, in aggregate the provision was appropriate.

11.  WRITE-OFF OF INTANGIBLES

     In 1992 the Company recorded a special charge of $2,721,000 (net of tax) to write-off that portion of the excess of cost over net assets of companies acquired considered to be not realizable as a result of management's reassessment of the strategic direction of the Company.

12.  PRODUCT SEGMENT INFORMATION

     The Company groups its products and services into three segments. Financial information by segment is summarized below (based upon continuing operations before cumulative effects of accounting changes). Assets and capital expenditures are also reported net of items applicable to discontinued operations.

                                             (In Thousands)
                                                              Depreciation                       Earnings
                                                 Capital          and               Net           Before
                                    Assets      Expenditures  Amortization         Sales        Income Taxes
                                    ------      ------------  ------------         -----        ------------
                                                                                                  (a)
Year ended August 31, 1994:
  Electronics                      $ 56,580      $2,237        $2,011             $102,422        $ 7,923
  Farm equipment                     34,077       1,073           693               38,287          7,257
  Fluid controls
    and construction products        44,598       1,610         2,351               78,745          8,624
  Corporate unallocated              21,112         115           127                 -            (3,178)
  Interest expense                     -           -             -                    -            (4,570)
                                   --------      ------        ------             --------        -------

  Total                            $156,367      $5,035        $5,182             $219,454        $16,056
                                   ========      ======        ======             ========        =======


Year ended August 31, 1993:
  Electronics                      $ 59,085      $2,443        $1,937             $ 92,668        $ 6,787
  Farm equipment                     37,912         687           801               41,471          5,942
  Fluid controls
    and construction products        48,782       1,734         2,328               72,907          9,400
  Corporate unallocated               5,498          66            83                 -            (3,773)
  Interest expense                     -           -             -                    -            (5,091)
                                   --------      ------        ------             --------        -------

  Total                            $151,277      $4,930        $5,149             $207,046        $13,265
                                   ========      ======        ======             ========        =======


Year ended August 31, 1992:
  Electronics                      $ 52,124      $1,784        $2,239             $ 79,380        $ 3,781
  Farm equipment                     39,264         589           817               31,755          2,834
  Fluid controls
    and construction products        53,044       3,900         2,350               72,599          5,365
  Corporate unallocated               5,654         127           139                 -            (4,386)
  Discontinued operations             6,497        -             -                    -              -
  Interest expense                     -           -             -                    -            (6,175)
                                   --------      ------        ------             --------        -------

  Total                            $156,583      $6,400        $5,545             $183,734        $ 1,419
                                   ========      ======        ======             ========        =======


(a) Fiscal 1992 results include pretax charges of $2,721,000 from write-off of intangibles and $5,626,000 from other charges associated with management's reassessment of the strategic direction of the Company. These charges are assignable to the Company's segments as follows: Electronics, $2,734,000; Farm Equipment, $320,000; Fluid Controls and Construction Products, $3,833,000; and Corporate unallocated, $1,460,000.

13.  QUARTERLY SALES AND EARNINGS SUMMARY (UNAUDITED)

                                                                                              Net
                                                              Cost            Net            Earnings
                                        Net Sales           of Sales         Earnings        Per Share
                                        --------------------------------------------------------------
                                                       (In Thousands)
                                        ---------------------------------------------
FISCAL 1994
First Quarter                            $ 54,008           $ 38,288          $2,908            $ .30    (A)
Second Quarter                             49,594             34,565           2,143              .22
Third Quarter                              60,578             43,187           2,446              .25
Fourth Quarter                             55,274             38,238           2,509              .25
                                        ---------          ---------        ---------          ------

Total Year                               $219,454           $154,278          $10,006           $1.02
                                         ========           ========          =======           =====

FISCAL 1993
First Quarter                            $ 46,084           $ 31,537          $1,626            $ .17
Second Quarter                             46,875             32,271           1,761              .18
Third Quarter                              56,484             40,262           2,245              .23
Fourth Quarter                             57,603             40,591           2,933              .30    (B)
                                        ---------          ---------        ---------          ------

Total Year                               $207,046           $144,661           $8,565           $ .88
                                         ========           ========          =======           =====

(A) Includes pretax gain of $.09 per share related to sale of Du-Al division.
(B) Includes pretax gain of $.03 per share related to a litigation settlement.