Form 10-K, Exhibit 13
period 1995-08-31
CORE INDUSTRIES INC
filed 1995-11-21
CIK 91817

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


/s/ DAVID R. ZIMMER     /s/ RAYMOND H. STEBEN, JR.    /s/ THOMAS G. HOOPER
---------------------   ---------------------------   ----------------------
David R. Zimmer         Raymond H. Steben, Jr.        Thomas G. Hooper
President and Chief     Vice President-Finance and    Treasurer and
Executive Officer       Chief Financial Officer       Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS

Stockholders and Board of Directors Core Industries Inc

We have audited the accompanying consolidated balance sheets of Core Industries Inc and subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1995. Our audits also included the financial statement schedule listed in the index at Item 14 for each of the three years in the period ended August 31, 1995. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Core Industries Inc and subsidiaries as of August 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


/s/ COOPERS & LYBRAND L.L.P.
----------------------------
Coopers & Lybrand L.L.P.


Detroit, Michigan
October 11, 1995

                      CORE INDUSTRIES INC AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

          ASSETS                                              August 31
                                                   ----------------------------
                                                           1994            1995
                                                   ------------    ------------
CURRENT ASSETS:
   Cash and cash equivalents                        $14,643,000      $1,135,000
   Accounts receivable, less collection
     allowances of $960,000 in 1994
     and $1,020,000 in 1995                          47,444,000      44,214,000
   Inventories                                       48,863,000      41,276,000
   Prepaid expenses                                     808,000         157,000
   Deferred taxes on income                           2,027,000       5,447,000
   Net assets held for disposition                        -          16,089,000
                                                   ------------    ------------
         TOTAL CURRENT ASSETS                      $113,785,000    $108,318,000
                                                   ------------    ------------
PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                        $1,278,000        $896,000
   Buildings                                         18,161,000      17,746,000
   Machinery and equipment                           44,322,000      36,532,000
                                                   ------------    ------------
         Total                                      $63,761,000     $55,174,000
   Less accumulated depreciation                     36,377,000      32,332,000
                                                   ------------    ------------
         TOTAL PROPERTY, PLANT AND
            EQUIPMENT                               $27,384,000     $22,842,000
                                                   ------------    ------------
OTHER ASSETS:
   Excess of cost over net assets
     of companies acquired                           $7,033,000      $6,774,000
   Inv. in real estate partnership                    1,343,000       1,323,000
   Note receivable                                    1,500,000       1,500,000
   Prepaid pensions and other                         5,342,000       5,490,000
                                                   ------------    ------------
         TOTAL OTHER ASSETS                         $15,218,000     $15,087,000
                                                   ------------    ------------
                                                   $156,387,000    $146,247,000
                                                   ============    ============
     LIABILITIES & STOCKHOLDERS' EQUITY                       August 31
                                                   ----------------------------
                                                           1994            1995
                                                   ------------    ------------
CURRENT LIABILITIES:
   Notes payable                                           -           $787,000
   Accounts payable                                 $11,485,000       7,581,000
   Accrued payroll and other expenses                12,817,000      12,385,000
   Dividends payable                                    587,000         589,000
   Taxes on income                                    1,585,000       2,041,000
   Long-term debt due within one year                 4,610,000       4,610,000
                                                   ------------    ------------
         TOTAL CURRENT LIABILITIES                  $31,084,000     $27,993,000
                                                   ------------    ------------
LONG-TERM DEBT                                      $41,608,000     $32,609,000
DEFERRED TAXES ON INCOME                              1,770,000       1,690,000
ACCRUED POSTRETIREMENT BENEFITS                       2,908,000       2,942,000
STOCKHOLDERS' EQUITY Preferred stock, par value $1:
      Authorized - 100,000 shares
      Issued - none
   Common stock, par value $1:
    Authorized - 20,000,000
     Issued - 11,219,152 shares in 1994 and
              11,237,172 shares in 1995             $11,219,000     $11,237,000
   Additional paid-in capital                           810,000         999,000
   Retained earnings                                 73,025,000      74,499,000
   Cumulative translation adjustments                   661,000         976,000
   Treasury stock (1,410,160 shares)
              - at cost                              (6,698,000)     (6,698,000)
                                                   ------------    ------------
       TOTAL STOCKHOLDERS' EQUITY                   $79,017,000     $81,013,000
                                                   ------------    ------------
                                                   $156,387,000    $146,247,000
                                                   ============    ============

                      CORE INDUSTRIES INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                               Year Ended August 31
                                     ------------------------------------------
                                             1993           1994           1995
                                     ------------   ------------   ------------
Net sales                            $156,615,000   $166,260,000   $187,897,000
Cost of sales, exclusive of
   depreciation and amortization     $104,455,000   $111,294,000   $121,088,000
Depreciation and amortization           3,943,000      4,004,000      4,364,000
Selling, general and
   administrative expenses             33,222,000     35,333,000     43,126,000
Interest expense                        4,576,000      3,820,000      3,355,000
Other income                           (1,531,000)    (2,402,000)      (929,000)
                                     ------------   ------------   ------------
                                     $144,665,000   $152,049,000   $171,004,000
                                     ------------   ------------   ------------

Earnings from continuing operations
   before taxes on income             $11,950,000    $14,211,000    $16,893,000

Taxes on income                         4,050,000      5,002,000      6,200,000
                                     ------------   ------------   ------------

Earnings from continuing operations    $7,900,000     $9,209,000    $10,693,000
                                     ------------   ------------   ------------

Discontinued operations (net of
  income tax):
  Income (loss) from disc. operations    $665,000       $797,000      ($365,000)
  Estimated loss on disposal                -              -         (6,500,000)
                                     ------------   ------------   ------------
  Income (loss) from disc. operations    $665,000       $797,000    ($6,865,000)
                                     ------------   ------------   ------------

Net earnings                           $8,565,000    $10,006,000     $3,828,000
                                     ============   ============   ============

Net earnings (loss) per
 common share:
   Continuing operations                    $0.81          $0.94          $1.09
   Discontinued operations                   0.07           0.08          (0.70)
                                     ------------   ------------   ------------
   Net earnings                             $0.88          $1.02          $0.39
                                     ============   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                      CORE INDUSTRIES INC AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Additional                  Cumulative
                                      Common        Paid-In       Retained      Translation      Treasury
                                      Stock         Capital       Earnings      Adjustments       Stock
                                   -----------      --------     -----------    -----------    -----------
Balance, August 31, 1992           $11,185,000      $449,000     $59,153,000       $356,000    ($6,698,000)
     Net earnings                                                  8,565,000
     Cash dividends declared                                      (2,346,000)
     Exercise of stock options           2,000        12,000
     Incentive compensation awards      21,000       267,000
                                   -----------      --------     -----------    -----------    -----------

Balance, August 31, 1993           $11,208,000      $728,000     $65,372,000       $356,000    ($6,698,000)
     Net earnings                                                 10,006,000
     Cash dividends declared                                      (2,353,000)
     Exercise of stock options           4,500        19,000
     Incentive compensation awards       6,500        63,000
     Foreign currency adjustment                                                    305,000
                                   -----------      --------     -----------    -----------    -----------

Balance, August 31, 1994           $11,219,000      $810,000     $73,025,000       $661,000    ($6,698,000)
     Net earnings                                                  3,828,000
     Cash dividends declared                                      (2,354,000)
     Incentive compensation awards      18,000       189,000
     Foreign currency adjustment                                                    315,000
                                   -----------      --------     -----------    -----------    -----------

Balance, August 31, 1995           $11,237,000      $999,000     $74,499,000       $976,000    ($6,698,000)
                                   ===========      ========     ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      CORE INDUSTRIES INC AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Year Ended August 31
                                           ----------------------------------------
                                                   1993          1994          1995
                                           ------------   -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                              $8,565,000   $10,006,000    $3,828,000
   Adjustments to reconcile net earnings
     to net cash provided
     by operating activities:
      Depreciation                           $3,827,000    $3,794,000    $3,953,000
      Amortization                              117,000       211,000       412,000
      Loss on disposal of disc. operations        -             -        10,000,000
      Discontinued operations                  (665,000)     (797,000)      365,000
      Net gain on sale of division                -          (915,000)        -
      (Increase) decrease in net assets:
           Accounts receivable               (1,695,000)   (1,345,000)   (2,828,000)
           Inventories                        1,275,000    (1,969,000)   (4,205,000)
           Prepaid expenses                     698,000       580,000       475,000
           Taxes on income                    4,186,000       935,000       514,000
           Deferred taxes on income           2,879,000       800,000    (3,500,000)
      Increase (decrease) in liabilities:
           Accounts payable                   3,104,000      (200,000)   (1,947,000)
           Accrued payroll and other exp.       991,000     1,147,000     1,412,000
                                           ------------   -----------  ------------
               TOTAL ADJUSTMENTS            $14,717,000    $2,241,000    $4,651,000
                                           ------------   -----------  ------------
      NET CASH PROVIDED BY
         OPERATING ACTIVITIES               $23,282,000   $12,247,000    $8,479,000
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                     ($2,894,000)  ($4,242,000)  ($4,988,000)
   Net proceeds from sale of divisions            -         9,816,000         -
   Acquisition of businesses                      -        (2,510,000)   (4,325,000)
   Discontinued operations                   (1,330,000)    4,407,000    (1,728,000)
   Other                                         34,000       494,000       107,000
                                           ------------   -----------  ------------
          NET CASH FROM (USED IN)
      INVESTING ACTIVITIES                  ($4,190,000)   $7,965,000  ($10,934,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net payments (borrowings) on
       short-term bank loans               ($15,000,000)    ($900,000)     $300,000
   Reductions in long-term debt              (3,012,000)   (2,967,000)   (8,999,000)
   Cash dividends paid                       (2,346,000)   (2,353,000)   (2,354,000)
                                           ------------   -----------  ------------
          NET CASH USED IN
               FINANCING ACTIVITIES        ($20,358,000)  ($6,220,000) ($11,053,000)
          NET INCREASE (DECREASE) IN CASH    (1,266,000)   13,992,000   (13,508,000)

          CASH AT BEGINNING OF PERIOD         1,917,000       651,000    14,643,000
                                           ------------   -----------  ------------
          CASH AT END OF PERIOD                $651,000   $14,643,000    $1,135,000
                                           ============   ===========  ============

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Interest paid                             $4,538,000    $3,757,000    $3,512,000
                                           ============   ===========  ============
   Income taxes paid                         $2,070,000    $3,200,000    $5,500,000
                                           ============   ===========  ============

The accompanying notes are an integral part of the consolidated financial statements.

                      CORE INDUSTRIES INC AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED AUGUST 31, 1993, 1994 AND 1995

1.    PRINCIPLES OF REPORTING AND ACCOUNTING

      Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany profits, transactions and balances have been eliminated.

      Inventories - Approximately 89% and 88% of inventories at August 31, 1994 and 1995, respectively, are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Other inventories are valued at cost on a last-in, first-out (LIFO) basis. If all inventories were valued on a FIFO basis, inventories would have been $1,441,000 and $1,562,000 higher than reported at August 31, 1994 and 1995, respectively.

      Following is the detail of inventories:

                                                   1994                  1995
                                               -----------           -----------
           Raw materials and supplies          $25,976,000           $17,734,000
           Work in process                       8,940,000             8,225,000
           Finished goods                       13,947,000            15,317,000
                                               -----------           -----------

           Total                               $48,863,000           $41,276,000
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

      Excess of Cost Over Net Assets of Companies Acquired - The excess of total cost over net assets of companies acquired is being amortized over either 15 or 40 years except for $2,048,000 relating to acquisitions prior to October 31, 1970 which is not being amortized. Amortization expense amounted to $84,000 in 1993 and 1994 and $227,000 in 1995. Accumulated amortization amounted to $2,645,000 and $2,150,000 at August 31, 1994 and 1995, respectively.

      Investment in Real Estate Partnership - The Company has a minority interest in a partnership formed for the purpose of owning an office building, a portion of which the Company leases for its corporate offices. Rents paid were $400,000 in 1993, $346,000 in 1994, and $382,000 in 1995.
      The investment is accounted for according to the equity method.

      Revenue Recognition - Revenue from sales of products is recognized at the time of shipment. Revenue from long-term construction contracts is recognized using the percentage-of-completion method.

      Earnings Per Common Share are computed by dividing net earnings by the weighted average shares outstanding (9,776,376 shares in 1993 , 9,800,135 shares in 1994, and 9,809,041 shares in 1995). The number of common stock equivalents was not significant.

      Foreign Currency Translation - Assets and liabilities of certain foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated at year-end rates of exchange. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity.

2.    DEBT AND COMMITMENTS

      The Company has a $15,000,000 unsecured line of credit with a major domestic bank at interest rates on an as-offered basis, which have been less than the prime rate. There was $14,700,000 available under this facility at August 31, 1995.

      Long-term debt consists of the following:

                                                        1994             1995
                                                    -----------      -----------
           Notes payable                            $39,550,000      $30,440,000
           Industrial development revenue bonds       6,668,000        6,779,000
                     Total                          $46,218,000      $37,219,000
                                                    -----------      -----------
           Portion due within one year                4,610,000        4,610,000
                                                    -----------      -----------
           Total                                    $41,608,000      $32,609,000
                                                    ===========      ===========

      Notes payable include three unsecured promissory notes to insurance companies: one 9.8%, $6,000,000 note and two 10.02% notes aggregating $24,000,000. The notes require semi-annual interest payments with repayment of principal in 10 equal annual installments which commenced August 1993 for the 9.8% note and commenced May 1995 for the 10.02% notes. The other note payable requires repayment in four annual equal installments.

      Industrial development revenue bonds mature principally in 2006 and 2013 and include $5,000,000 related to a 15-year loan agreement with a variable interest rate entered into during 1991. Interest rates on the bonds change based on prevailing market rates and as of August 31, 1995, averaged 3.84%.

      Scheduled principal repayments of long-term debt are $4,610,000 in each of the four years ending 1999, and $3,000,000 in the year ending 2000.

      Certain of the Company's loan agreements contain restrictive covenants pertaining to the maintenance of working capital and tangible net worth. Under the most restrictive covenant, retained earnings of $20,604,000 were available for the payment of cash dividends at August 31, 1995.

      The estimated fair value of the notes payable at August 31, 1995 was approximately $33,000,000. The fair value was estimated based on the discounted amounts of future cash flows at the current note rates assuming all prepayment options were exercised. The estimated fair value of industrial development revenue bonds is the book value of $6,779,000.

3.    TAXES ON INCOME

      Income taxes on a continuing operations basis are as follows:

                                         1993         1994           1995
                                  -----------   -----------   -----------
           Current:
                Federal           $ 3,792,000   $ 3,654,000   $ 5,250,000
                State and local       536,000       548,000       950,000
                                  -----------   -----------   -----------
                      Total       $ 4,328,000   $ 4,202,000   $ 6,200,000
           Deferred                  (278,000)      800,000             0
                                  -----------   -----------   -----------
           Total taxes on income  $ 4,050,000   $ 5,002,000   $ 6,200,000
                                  ===========   ===========   ===========

                                      F-8

      Federal income taxes include foreign income taxes of ($9,000) in 1993, ($44,000) in 1994, and ($17,000) in 1995. The foreign pretax loss amounted to ($98,000) in 1993, ($199,000) in 1994, and ($400,000) in 1995.

      A reconciliation of income taxes computed using the U.S. federal statutory rate to the provision for federal income taxes follows:

                                                                           1993             1994              1995
                                                                     ----------       ----------        ----------
      Computed at U.S. statutory rate                                $4,182,000       $4,974,000        $5,911,000
      State and local taxes                                             348,000          356,000           616,000
      Goodwill amortization and write-offs                               62,000           62,000            62,000
      Foreign income taxes                                               25,000           26,000           123,000
      Research tax credit                                              (258,000)        (235,000)         (353,000)
      Other                                                            (309,000)        (181,000)         (159,000)
                                                                     ----------       ----------        ----------
           Total taxes on income                                     $4,050,000       $5,002,000        $6,200,000
                                                                     ==========       ==========        ==========


      Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The source and deferred tax effect of these differences is as follows:

                                                                           1993             1994              1995
                                                                      ---------        ---------         ---------
      Depreciation                                                     $144,000        $(229,000)        $(185,000)
      Employee benefits                                                 (10,000)         496,000           144,000
      Inventory related                                                 (39,000)          67,000           (60,000)
      Accounts receivable allowances                                   (134,000)             -             (84,000)
      Tax credit carryforwards                                         (270,000)         567,000               -
      Accrued expenses                                                      -                -              84,000
      Other                                                              31,000         (101,000)          101,000
                                                                      ---------        ---------         ---------
           Total deferred                                             ($278,000)        $800,000         $       0
                                                                      =========        =========         =========

      Deferred tax (assets) liabilities are comprised of the following:

                                                                           1994             1995
                                                                    -----------      -----------
      Discontinued operations                                               -        ($3,823,000)
      Inventory related                                               ($807,000)        (693,000)
      Accrued expenses                                                 (707,000)        (324,000)
      Accounts receivable allowances                                   (259,000)        (358,000)
      Other                                                             (14,000)             -
                                                                    -----------      -----------
           Gross deferred tax assets                                ($1,787,000)     ($5,198,000)
                                                                    -----------      -----------
      Depreciation                                                   $1,148,000         $871,000
      Employee benefits                                                 111,000          296,000
      Other                                                             271,000          274,000
                                                                    -----------      -----------
           Gross deferred tax liabilities                            $1,530,000       $1,441,000
                                                                    -----------      -----------
      Net deferred tax assets                                         ($257,000)     ($3,757,000)
                                                                    ===========      ===========

                                      F-9

4.    RETIREMENT PLANS

                                 PENSION PLANS

      The Company has a defined benefit retirement plan covering a portion of its domestic employees. The net pension credit for the defined benefit retirement plan amounted to $286,000, $864,000 and $534,000 in fiscal 1993, 1994 and 1995, respectively.

     Net pension credit from the Company's defined benefit plans included the following components:

                                                                           1993             1994              1995
                                                                     ----------       ----------        ----------
           Service cost                                               $ 241,000        $ 187,000         $ 162,000
           Interest on projected benefit obligations                    540,000          544,000           548,000
           Actual return on plan assets                                (909,000)          (4,000)       (1,963,000)
           Net amortization and deferral                               (219,000)      (1,225,000)          719,000
                                                                     ----------       ----------        ----------

           Net pension credit                                        ($ 347,000)      ($ 498,000)       ($ 534,000)
                                                                     ==========       ==========        ==========

      The Company incurred a pension curtailment gain of $366,000 in 1994 in connection with the sale of its Du-Al division.

      The following table sets forth the plans' funded status and prepaid pension cost at August 31:

                                                                                            1994              1995
                                                                                     -----------       -----------
           Vested benefit obligation                                                 $ 6,038,000       $ 6,860,000
                                                                                     ===========       ===========

           Accumulated benefit obligation                                            $ 6,059,000       $ 7,208,000
                                                                                     ===========       ===========

           Plan assets at fair value (principally listed
                stocks and bonds)                                                    $11,429,000       $12,989,000
           Projected benefit obligation                                               (7,024,000)       (8,126,000)
                                                                                     -----------       -----------
                Excess of assets over projected benefit obligation                   $ 4,405,000       $ 4,863,000
           Unrecognized net (gain) loss:
                From excess funding at implementation of SFAS 87                      (1,363,000)          776,000
                Other                                                                  1,162,000          (901,000)
                                                                                     -----------       -----------

           Prepaid pension cost                                                      $ 4,204,000       $ 4,738,000
                                                                                     ===========       ===========

      The company-sponsored pension plans generally provide benefits based on average salary levels and years of service. The projected unit credit funding method was used along with discount rates of 8% in 1994 and 7.75% in 1995. The increase in the accumulated benefit obligation from 1994 to 1995 was primarily due to the decrease in discount rates and the effect of change in other valuation assumptions. The assumed rate of return on assets was 9%, and the assumed rate of increase in future compensation levels was 5%.

      The  Company  also   contributes   certain   amounts  per  labor  hour  to
      multi-employer  union  pension  funds.  Such  contributions   amounted  to
      $383,000 in 1993, $427,000 in 1994, and $389,000 in 1995.

                       OTHER POSTRETIREMENT BENEFIT PLANS

      Certain divisions and subsidiaries of the Company provide health care and life insurance benefits for retirees which are, depending on the type of plan, either contributory or non-contributory. Approximately 25% of employees may become eligible for these benefits.

     Net periodic postretirement benefit cost included the following components:

                                                                              1993            1994             1995
                                                                          --------        --------         --------
           Service cost - benefits attributed
                to service during the period                              $ 63,000        $ 49,000         $ 42,000
           Interest cost on accumulated
                postretirement benefit obligation                          251,000         260,000          263,000
                                                                          --------        --------         --------
           Net periodic postretirement benefit cost                       $314,000        $309,000         $305,000
                                                                          ========        ========         ========

      The Company's postretirement plans are not funded. The status of the plans at August 31, 1995 follows:

                                                                                             1994             1995
                                                                                       ----------       ----------
           Accumulated postretirement benefit obligation
                Retirees                                                               $2,542,000       $2,729,000
                Fully eligible and other active participants                              524,000          612,000
                                                                                       ----------       ----------
                      Total                                                            $3,066,000       $3,341,000
           Unrecognized loss                                                             (158,000)        (399,000)
                                                                                       ----------       ----------
           Total accrued postretirement benefits                                       $2,908,000       $2,942,000
                                                                                       ==========       ==========

      For measurement purposes, a 11.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995. The rate was assumed to decrease gradually to 6.0% through the year 2008 and remain constant thereafter. The assumptions for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of August 31, 1995 by approximately 3.7% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by 3.2%.

      The weighted-average discount rates used in determining the accumulated postretirement benefit obligation were 8.0% and 7.75% as of August 31, 1994 and August 31, 1995, respectively. The increase in the accumulated postretirement benefit obligation from 1994 to 1995 was primarily due to the decrease in discount rates.

      Cash expenditures for postretirement benefits were $214,000 in 1993, $216,000 in 1994, and $270,000 in 1995.

5.    LEASES

      The Company leases certain office and production facilities and equipment under agreements expiring from 1996 through 2006. Several of the lease commitments contain renewal and/or purchase options exercisable at the end of the lease terms.
                                      F-12

      The following is a schedule of future minimum rental payments required under operating leases for continuing operations that have remaining terms in excess of one year as of August 31, 1995:

           Year ending August 31:
           1996                                               $580,000
           1997                                                520,000
           1998                                                420,000
           1999                                                330,000
           2000                                                280,000
           Later years                                         350,000
                                                            ----------

           Total minimum payments required                  $2,480,000
                                                            ==========

      The rental expense for all operating  leases was $660,000,  $610,000,  and
      $560,000,   for  the  years  ended  August  31,   1993,   1994  and  1995,
      respectively.

6.    STOCK OPTIONS AND AWARDS

      The Company's 1993 Performance Incentive Plan approved during 1994 permits the grant of up to 490,000 shares of Company common stock for stock options, stock appreciation rights and restricted stock to key employees of the Company. Options for 229,000 shares ($13.31 to $13.56 per share) were granted during 1994, and with 4,000 options expiring in 1995, 225,000 shares were outstanding at August 31, 1995. Vesting of most of the shares over the first three years following grant is dependent upon appreciating stock market valuation of Core stock. If the Company's stock fails to reach and maintain for defined periods of time those specified levels, vesting is delayed until 9 1/2 years after grant.

      Under prior employee stock option plans, options were outstanding as of August 31, 1995, for 144,900 shares ($5.25 to $13.88 per share) with expiration dates through 2003. Options for 8,000 shares ($9.25 per share) were granted in 1993. Options for 2,000 and 4,500 shares were exercised in 1993 and 1994, respectively, and options for 8,900 and 5,000 shares expired in 1994 and 1995, respectively.

      The 1991 Director Discounted Stock Option Plan is for non-employee directors of the Company. In accordance with the Plan, directors may elect to receive discounted stock options in lieu of director fees payable in cash, with the aggregate discounts equal to the cash fees forfeited. Under the Plan, 200,000 shares were reserved for issuance of non-qualified stock options at either 50% or 75% of market value at the date of grant. Stock options for 15,731 shares ($11.16 per share), and 28,128 shares ($7.3594) were granted in 1994 and 1995, respectively. 205,403 options were outstanding as of August 31, 1995, with 94,597 shares reserved for future grants.

      Under a similar 1988 Director Discounted Stock Option Plan, options were outstanding as of August 31, 1994 and August 31, 1995 for 100,000 shares ($4.41 to $9.28 per share) with expiration through 2001.

      Pursuant to incentive compensation programs, the Company in 1994 and 1995 awarded 6,594 and 18,020 shares of common stock, respectively, to key employees of the Company.

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

8.    ACQUISITIONS

      During fiscal 1995, the Company purchased two companies. Core's Amprobe Instrument Division purchased Promax Industries, Inc., a manufacturer of refrigerant recycling and recovery products for the heating, ventilating, and air conditioning (HVAC) industry. Core's Fluid Control Group purchased Oil and Gas Specialties, Inc. (OGASCO) which designs and fabricates skid-mounted pipeline metering systems and fabricated strainers. The total cost of the above acquisitions was approximately $4,800,000, including a short-term note payable with a balance due of $487,000 at August 31, 1995.

      During fiscal 1994, the Company purchased the grain drill business of Best Manufacturing (Farm Equipment Group), and Hendrix Steel & Fabricating, Inc. (Fluid Control Group), a fabricator of strainers and other specialty flow control products. The total cost of these acquisitions was approximately $3,370,000, including a five year note payable with a balance due of $440,000 at August 31, 1995.

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

10.   DISCONTINUED OPERATIONS

      On October 6, 1995, the Company adopted a formal plan to divest its wholly-owned electronics-related subsidiary, Cherokee International, Inc. and its subsidiaries (Cherokee) effective August 31, 1995. Cherokee represented a separate line of business producing electronic power supplies sold to distinct customers and has been accounted for as a discontinued operation. Appropriate provisions were recorded in the fourth quarter of fiscal 1995 for (a) the estimated losses for the discontinued operation through its expected disposal date, (b) reduction of assets to their net realizable values, and (c) the anticipated liabilities related to the disposal. The total provision amounted to $6,500,000, net of income tax benefit of $3,500,000.

      Selected   information   related  to   Cherokee's   operations   prior  to
discontinuance follows:

                                             1993           1994           1995
                                      -----------    -----------    -----------
      Sales                           $50,431,000    $53,193,000    $44,669,000
      Pretax income (loss)              1,315,000      1,845,000       (285,000)
      Income taxes                        650,000      1,048,000         80,000
      Net income (loss)                   665,000        797,000       (365,000)
      Earnings (loss) per share               .07            .08           (.04)

      The net assets of the discontinued Cherokee operation held for sale have been included in the Balance Sheet at August 31, 1995 under the caption "Net Assets Held for Sale." Interest expense was allocated based on debt incurred to finance Cherokee since its acquisition. The Company expects to dispose of all the net assets within one year.

11.   PRODUCT SEGMENT INFORMATION

      The Company groups its products and services into three segments. Financial information by segment is summarized below (based upon continuing operations). Assets and capital expenditures are also reported net of items applicable to discontinued operations.

                                                (In Thousands)
                                                                   Depreciation                           Earnings
                                                      Capital          and              Net                Before
                                       Assets       Expenditures   Amortization        Sales             Income Taxes
                                      --------        -------        -------          --------             -------
Year ended August 31, 1993:
  Fluid controls and
    construction products             $ 48,782        $ 1,734        $ 2,328          $ 72,907             $ 9,400
 Test, measurement and control          24,845            407            731            42,237               4,957
  Farm equipment                        37,912            687            801            41,471               5,942
  Corporate unallocated                  5,498             66             83              -                 (3,773)
  Discontinued operations               34,240           -              -                 -                   -
  Interest expense                        -              -              -                 -                 (4,576)
                                      --------        -------        -------          --------             -------
  Total                               $151,277         $2,894         $3,943          $156,615             $11,950
                                      ========        =======        =======          ========             =======

Year ended August 31, 1994:
  Fluid controls and
    construction products             $ 44,606        $ 1,610        $ 2,351          $ 78,745             $ 8,624
 Test, measurement and control          26,627          1,512            833            49,229               5,328
  Farm equipment                        34,082          1,073            693            38,286               7,257
  Corporate unallocated                 21,112            115            127              -                 (3,178)
  Discontinued operations               29,960
  Interest expense                        -              -              -                 -                 (3,820)
                                      --------        -------        -------          --------             -------
  Total                               $156,387         $4,310         $4,004          $166,260             $14,211
                                      ========        =======        =======          ========             =======

Year ended August 31, 1995:
  Fluid controls and
    construction products             $ 49,951        $ 2,483        $ 2,404          $ 80,732            $ 10,766
 Test, measurement and control          34,702            984          1,022            63,819               6,928
  Farm equipment                        38,239          1,571            813            43,346               6,075
  Corporate unallocated                  7,266            139            125              -                 (3,521)
  Discontinued operations               16,089           -              -                 -                   -
  Interest expense                        -              -              -                 -                 (3,355)
                                      --------        -------        -------          --------             -------
  Total                               $146,247         $5,177         $4,364          $187,897             $16,893
                                      ========        =======        =======          ========             =======

                                      F-16

12.   QUARTERLY SALES AND EARNINGS SUMMARY (UNAUDITED)

                                                Continuing Operations                                   Total
                                --------------------------------------------------------       -----------------------
                                                                                                               Net
                                                                                  Net            Net         Earnings
                                                  Cost             Net         Earnings        Earnings       (Loss)
                                Net Sales       of Sales         Earnings      Per Share        (Loss)       Per Share
                                ---------       --------         --------      ---------       --------      ---------
                                                                 (In Thousands except per share data)

Fiscal 1994
First Quarter                   $ 39,337        $ 26,548         $ 2,523       $ .26 (A)        $2,908         .30
Second Quarter                    37,635          24,899           1,889         .19             2,143         .22
Third Quarter                     47,246          32,243           2,504         .26             2,446         .25
Fourth Quarter                    42,042          27,604           2,293         .23             2,509         .25
                                --------        --------         -------       -----           -------       -----
Total Year                      $166,260        $111,294         $ 9,209       $ .94 (A)       $10,006       $1.02
                                ========        ========         =======       =====           =======       =====

Fiscal 1995
First Quarter                   $ 43,187        $ 27,724          $2,250       $ .23            $2,021        $.21
Second Quarter                    44,819          28,745           2,316         .24             2,362         .24
Third Quarter                     52,426          34,269           3,023         .30             3,133         .32
Fourth Quarter                    47,465          30,350           3,104         .32            (3,688)       (.38)
                                --------        --------         -------       -----           -------       -----
Total Year                      $187,897        $121,088         $10,693       $1.09            $3,828       $ .39
                                ========        ========         =======       =====           =======       =====

(A) Includes pretax gain of $.09 per share related to sale of Du-Al division.

                                      F-17