Form 10-K405, Exhibit 13
period 1996-08-31
CORE INDUSTRIES INC
filed 1996-10-30
CIK 91817

                                                                      EXHIBIT 13


                              REPORT OF MANAGEMENT


Management is responsible for the preparation and integrity of the accompanying financial statements and all other financial information appearing in this Annual Report on Form 10-K. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The other financial information in this Annual Report on Form 10-K is consistent with the financial statements.

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


     /s/ DAVID R. ZIMMER  /s/ MARK J. MACGUIDWIN      /s/ THOMAS G. HOOPER
     -------------------  ----------------------      ---------------------
     David R. Zimmer      Mark J. MacGuidwin          Thomas G. Hooper
     President and Chief  Vice President-Finance and  Treasurer and
     Executive Officer    Chief Financial Officer     Controller

                       REPORT OF INDEPENDENT ACCOUNTANTS


Stockholders and Board of Directors Core Industries Inc

We have audited the accompanying consolidated balance sheets of Core Industries Inc and subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 1996. Our audits also included the financial statement schedule listed in the index at Item 14 for each of the three years in the period ended August 31, 1996. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Core Industries Inc and subsidiaries as of August 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



/s/ COOPERS & LYBRAND L.L.P.
---------------------------
COOPERS & LYBRAND L.L.P.

Detroit, Michigan
October 9, 1996

                     CORE INDUSTRIES INC AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                      Year Ended August 31
                                                                      ----------------------------------------------
                                                                          1996             1995             1994
                                                                      ------------     ------------     ------------
Net sales                                                             $230,157,000     $187,897,000     $166,260,000

Cost of sales, exclusive of depreciation and amortization             $149,772,000     $121,088,000     $111,294,000
Depreciation and amortization                                            5,670,000        4,364,000        4,004,000
Selling, general and administrative expenses                            51,743,000       43,126,000       35,333,000
Interest expense                                                         3,815,000        3,355,000        3,820,000
Other income                                                            (1,283,000)        (929,000)      (2,402,000)
                                                                      ------------     ------------     ------------
                                                                      $209,717,000     $171,004,000     $152,049,000
                                                                      ------------     ------------     ------------

Earnings from continuing operations before taxes on income            $ 20,440,000     $ 16,893,000     $ 14,211,000

Taxes on income                                                          7,500,000        6,200,000        5,002,000
                                                                      ------------     ------------     ------------

Earnings from continuing operations                                   $ 12,940,000     $ 10,693,000     $  9,209,000

Discontinued operations (net of income tax):
          Income (loss) from discontinued operations                          -           ($365,000)    $    797,000
          Estimated loss on disposal                                          -          (6,500,000)
                                                                      ------------     ------------     ------------
          Income (loss) from discontinued operations                          -         ($6,865,000)    $    797,000
                                                                      ------------     ------------     ------------

Net earnings                                                          $ 12,940,000     $  3,828,000     $ 10,006,000
                                                                      ============     ============     ============

Net earnings (loss) per share:
         Continuing operations                                        $       1.24     $       1.09     $       0.94
         Discontinued operations                                              -               (0.70)            0.08
                                                                      ------------     ------------     ------------
         Net earnings                                                 $       1.24     $       0.39     $       1.02
                                                                      ============     ============     ============





The accompanying notes are an integral part of the consolidated financial statements.

                     CORE INDUSTRIES INC AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                   ASSETS
                                                             August 31
                                                  --------------------------------
                                                      1996                1995
                                                  ------------        ------------
CURRENT  ASSETS:
   Cash and cash equivalents                      $    572,000        $  1,135,000
   Accounts receivable, less collection
      allowances of $1,260,000 in 1996
      and $1,020,000 in 1995                        56,923,000          44,214,000
   Inventories                                      51,935,000          41,276,000
   Prepaid expenses                                  1,199,000             953,000
   Deferred taxes on income                          2,167,000           5,447,000
   Net assets held for disposition                       -              16,089,000
                                                  ------------        ------------
         TOTAL CURRENT ASSETS                     $112,796,000        $109,114,000
                                                  ------------        ------------

PROPERTY, PLANT AND EQUIPMENT:
   Land and land improvements                     $    896,000        $    896,000
   Buildings                                        17,552,000          17,746,000
   Machinery and equipment                          43,173,000          36,532,000
                                                  ------------        ------------
         Total                                    $ 61,621,000        $ 55,174,000
   Less accumulated depreciation                    35,715,000          32,332,000
                                                  ------------        ------------
         TOTAL PROPERTY, PLANT AND
            EQUIPMENT                             $ 25,906,000        $ 22,842,000
                                                  ------------        ------------

OTHER ASSETS:
   Excess of cost over net assets
     of companies acquired                        $ 22,251,000        $  6,774,000
   Investment in real estate partnership             1,273,000           1,323,000
   Notes receivable                                  4,311,000           1,500,000
   Prepaid pensions and other                        6,412,000           5,490,000
                                                  ------------        ------------
         TOTAL OTHER ASSETS                       $ 34,247,000        $ 15,087,000
                                                  ------------        ------------

                                                  $172,949,000        $147,043,000
                                                  ============        ============

       LIABILITIES  &  STOCKHOLDERS'  EQUITY

                                                             August 31
                                                  --------------------------------
                                                      1996                1995
                                                  ------------        ------------
CURRENT LIABILITIES:
   Notes payable                                  $  5,100,000        $    787,000
   Accounts payable                                 13,016,000           7,581,000
   Accrued payroll and other expenses               15,721,000          13,181,000
   Dividends payable                                   643,000             589,000
   Taxes on income                                   1,090,000           2,041,000
   Long-term debt due within one year                4,610,000           4,610,000
                                                  ------------        ------------
         TOTAL CURRENT LIABILITIES                $ 40,180,000        $ 28,789,000
                                                  ------------        ------------

LONG-TERM DEBT,
   less amount due within one year                  24,520,000          32,609,000

DEFERRED TAXES ON INCOME                             2,250,000           1,690,000

ACCRUED EMPLOYEE BENEFITS                            3,355,000           2,942,000

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $1:
      Authorized - 100,000 shares
      Issued - none
   Common stock, par value $1:
      Authorized - 20,000,000 shares
      Issued - 11,261,499 shares in 1996
           11,237,172 shares in 1995              $ 11,261,000        $ 11,237,000
   Additional paid-in capital                        8,570,000             999,000
   Retained earnings                                84,922,000          74,499,000
   Cumulative translation adjustments                  517,000             976,000
   Treasury stock (552,877  shares in 1996
      and 1,410,160 in 1995) - at cost              (2,626,000)         (6,698,000)
                                                  ------------        ------------
         TOTAL STOCKHOLDERS' EQUITY               $102,644,000        $ 81,013,000
                                                  ------------        ------------

                                                  $172,949,000        $147,043,000
                                                  ============        ============



The accompanying notes are an integral part of the consolidated financial statements.

                     CORE INDUSTRIES INC AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                           Additional                   Cumulative
                                              Common         Paid-In      Retained     Translation     Treasury
                                              Stock          Capital      Earnings      Adjustments     Stock
                                              -----        ----------     --------     ------------    --------
Balance, August 31, 1993                   $11,208,000   $  728,000    $65,372,000      $ 356,000   ($6,698,000)
     Net earnings                                                       10,006,000
     Cash dividends declared,
              $.24 per share                                            (2,353,000)
     Exercise of stock options                   4,500       19,000
     Incentive compensation awards               6,500       63,000
     Foreign currency adjustments                                                         305,000
                                           -----------   ----------    -----------      ---------   -----------

Balance, August 31, 1994                   $11,219,000   $  810,000    $73,025,000      $ 661,000   ($6,698,000)
     Net earnings                                                        3,828,000
     Cash dividends declared,
              $.24 per share                                            (2,354,000)
     Incentive compensation awards              18,000      189,000
     Foreign currency adjustments                                                         315,000
                                           -----------   ----------    -----------      ---------   -----------

Balance, August 31, 1995                   $11,237,000   $  999,000    $74,499,000      $ 976,000   ($6,698,000)
     Net earnings                                                       12,940,000
     Cash dividends declared,
              $.24 per share                                            (2,517,000)
     Exercise of stock options                  24,000       69,000
     Treasury shares issued
         re:  acquisition                                 7,502,000                                   4,072,000
     Foreign currency adjustments                                                        (459,000)
                                           -----------   ----------    -----------      ---------   -----------

Balance, August 31, 1996                   $11,261,000   $8,570,000    $84,922,000      $ 517,000   ($2,626,000)
                                           ===========   ==========    ===========      =========   ===========


The accompanying notes are an integral part of the consolidated financial statements.

                     CORE INDUSTRIES INC AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                            Year Ended August 31
                                                              -------------------------------------------------
                                                                  1996             1995                1994
                                                              ------------     ------------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                               $ 12,940,000     $  3,828,000         $10,006,000
   Adjustments to reconcile net earnings to net
     cash provided by operating activities:
      Depreciation                                            $  4,900,000     $  3,953,000         $ 3,794,000
      Amortization                                                 770,000          412,000             211,000
      Loss from discontinued operations                              -           10,000,000               -
      Discontinued operations                                        -              365,000            (797,000)
      Net gain on sale of division                                   -                -                (915,000)
      (Increase) decrease in assets:
           Accounts receivable                                  (7,206,000)      (2,828,000)         (1,345,000)
           Inventories                                          (2,665,000)      (4,205,000)         (1,969,000)
           Prepaid expenses                                       (215,000)        (322,000)            580,000
           Taxes on income                                        (951,000)         514,000             935,000
           Deferred taxes on income                              3,840,000       (3,500,000)            800,000
      Increase (decrease) in liabilities:
           Accounts payable                                      2,397,000       (1,947,000)           (200,000)
           Accrued payroll and other expenses                    1,472,000        2,208,000           1,147,000
           Other non-current assets and liabilities             (1,131,000)        (225,000)            113,000
                                                              ------------     ------------         -----------
               TOTAL ADJUSTMENTS                              $  1,211,000     $  4,425,000         $ 2,354,000
                                                              ------------     ------------         -----------
      NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                 $ 14,151,000     $  8,253,000         $12,360,000
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                        ($5,396,000)     ($4,988,000)        ($4,242,000)
   Net proceeds from sale of divisions                               -                -               9,816,000
   Acquisition of businesses                                  ($15,643,000)      (4,325,000)         (2,510,000)
   Discontinued operations                                      13,008,000       (1,728,000)          4,407,000
   Other                                                            10,000          333,000             381,000
                                                              ------------     ------------         -----------
          NET CASH FROM (USED IN) INVESTING ACTIVITIES         ($8,021,000)    ($10,708,000)        $ 7,852,000
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (payments) borrowings on short-term notes              $  3,913,000     $    300,000           ($900,000)
   Reductions in long-term debt                                 (8,089,000)      (8,999,000)         (2,967,000)
   Cash dividends paid                                          (2,517,000)      (2,354,000)         (2,353,000)
                                                              ------------     ------------         -----------
          NET CASH USED IN FINANCING
            ACTIVITIES                                         ($6,693,000)    ($11,053,000)        ($6,220,000)

          NET INCREASE (DECREASE) IN CASH
            AND CASH EQUIVALENTS                                  (563,000)     (13,508,000)         13,992,000

          CASH AND CASH EQUIVALENTS,
            BEGINNING OF PERIOD                               $  1,135,000     $ 14,643,000         $   651,000
                                                              ------------     ------------         -----------

          CASH AND CASH EQUIVALENTS,
            END OF PERIOD                                     $    572,000     $  1,135,000         $14,643,000
                                                              ============     ============         ===========


SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Interest paid                                              $  4,133,000     $  3,512,000         $ 3,757,000
                                                              ============     ============         ===========
   Income taxes paid                                          $  4,800,000     $  5,500,000         $ 3,200,000
                                                              ============     ============         ===========


The accompanying notes are an integral part of the consolidated financial statements.

                    CORE INDUSTRIES INC AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED AUGUST 31, 1996, 1995 AND 1994


1. PRINCIPLES OF REPORTING AND ACCOUNTING

   Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany profits, transactions and balances have been eliminated.

   Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

   Inventories - Approximately 91% and 88% of inventories at August 31,
   1996 and 1995, respectively, are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Other inventories are valued at cost on a last-in, first-out (LIFO) basis. If all inventories were valued on a FIFO basis, inventories would have been $1,613,000 and $1,562,000 higher than reported at August 31, 1996 and 1995, respectively.


       Following is the detail of inventories:
                                                   1996          1995
                                                -----------  -----------
                Raw materials and supplies      $24,399,000  $17,734,000
                Work in process                   7,864,000    8,225,000
                Finished goods                   19,672,000   15,317,000
                                                -----------  -----------

                Total                           $51,935,000  $41,276,000
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

   Excess of Cost Over Net Assets of Companies Acquired - The excess of total cost over net assets of companies acquired is being amortized over either 15 or 40 years except for $2,048,000 relating to acquisitions prior to October 31, 1970 which is not being amortized. Amortization expense amounted to $584,000 in 1996, $227,000 in 1995 and $84,000 in 1994.
   Accumulated amortization amounted to $2,734,000 and $2,150,000 at August 31, 1996 and 1995, respectively.

   Investment in Real Estate Partnership - The Company has a minority interest in a partnership formed for the purpose of owning an office building, a portion of which the Company leases for its corporate offices. Rents paid were $445,000 in 1996, $382,000 in 1995 and $346,000 in 1994.
   The investment is accounted for according to the equity method.

   Revenue Recognition - Revenue from sales of products is recognized at the time of shipment. Revenue from long-term construction contracts is recognized using the percentage-of-completion method.

   Earnings Per Common Share are computed by dividing net earnings by the weighted average shares outstanding (10,453,360 shares in 1996, 9,809,041 shares in 1995, and 9,800,135 shares in 1994). The number of common stock equivalents was not significant.

   Foreign Currency Translation - Assets and liabilities of certain foreign subsidiaries whose functional currencies are other than the U.S. dollar are translated at year-end rates of exchange. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity.

   Reclassifications - Certain reclassifications have been made to conform prior years' data to the current year presentation.

   Cash Flow Statement - In connection with the acquisition of CMB Industries and Davis Filters in the second quarter of fiscal 1996, the Company issued 857,283 shares of its common stock from treasury valued at approximately $11,574,000 and issued notes payable totaling $7,400,000.

2. DEBT AND COMMITMENTS

   The Company has a $20,000,000 unsecured line of credit with a major domestic bank at interest rates on an as-offered basis, which have been less than the prime rate. There was $15,300,000 available under this facility at August 31, 1996.

   Long-term debt consists of the following:


                                                   1996         1995
                                               -----------  -----------
         Notes payable                         $22,330,000  $30,440,000
         Industrial development revenue bonds    6,800,000    6,779,000
                                               -----------  -----------
              Total                            $29,130,000  $37,219,000
         Portion due within one year             4,610,000    4,610,000
                                               -----------  -----------

         Total                                 $24,520,000  $32,609,000
                                               ===========  ===========


   Notes payable include three unsecured promissory notes to insurance companies: one 9.8%, $4,000,000 note and two 10.02% notes aggregating $18,000,000. The notes require semi-annual interest payments with repayment of principal in 10 equal annual installments which commenced August 1993 for the 9.8% note and commenced May 1995 for the 10.02% notes. The other note payable requires repayment in three annual equal installments. At August 31, 1996, letters of credit amounting to $5,500,000 were outstanding.

   Industrial development revenue bonds mature principally in 2006 and 2013 and include $5,000,000 related to a 15-year loan agreement with a variable interest rate entered into during 1991. Interest rates on the bonds change based on prevailing market rates which averaged 3.79% as of August 31, 1996.

   Scheduled principal repayments of long-term debt are $4,610,000 in 1997 and 1998, $4,110,000 in 1999, and $3,000,000 in the two years ending 2000 and 2001.

   Certain of the Company's loan agreements contain restrictive covenants pertaining to the maintenance of working capital and tangible net worth. Under the most restrictive covenant, retained earnings of $27,295,000 were available for the payment of cash dividends at August 31, 1996.

   The estimated fair value of the notes payable at August 31, 1996 was approximately $23,800,000. The fair value was estimated based on the discounted amounts of future cash flows at the current note rates assuming all prepayment options were exercised. The estimated fair value of industrial development revenue bonds is the book value of $6,800,000.

3. TAXES ON INCOME

   Income taxes on a continuing operations basis are as follows:


                                     1996        1995        1994
                                  ----------  ----------  ----------
           Current:
              Federal             $2,560,000  $5,250,000  $3,654,000
              State and local      1,100,000     950,000     548,000
                                  ----------  ----------  ----------
                 Total            $3,660,000  $6,200,000  $4,202,000
           Deferred                3,840,000           0     800,000
                                  ----------  ----------  ----------

           Total taxes on income  $7,500,000  $6,200,000  $5,002,000
                                  ==========  ==========  ==========


   Federal income taxes include foreign income taxes of $93,000 in 1996, ($17,000) in 1995, and ($44,000) in 1994. The foreign pretax earnings
   (loss) amounted to $500,000 in 1996, ($400,000) in 1995, and ($199,000) in
   1994.

   A reconciliation of income taxes computed using the U.S. federal statutory rate to the provision for federal income taxes follows:


                                             1996        1995        1994
                                          ----------  ----------  ----------
    Computed at U.S. statutory rate       $7,154,000  $5,911,000  $4,974,000
    State and local taxes                    385,000     616,000     356,000
    Goodwill amortization and write-offs     129,000      62,000      62,000
    Foreign income taxes                     (82,000)    123,000      26,000
    Research tax credit                      (45,000)   (353,000)   (235,000)
    Other                                    (41,000)   (159,000)   (181,000)
                                          ----------  ----------  ----------
       Total taxes on income              $7,500,000  $6,200,000  $5,002,000
                                          ==========  ==========  ==========


   Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The source and deferred tax effect of these differences is as follows:


                                                       1996                1995          1994
                                                     ---------          ---------  ---------
  Disposed operations                                $3,131,000             -              -
  Depreciation                                          (96,000)        $(185,000)    $(229,000)
  Employee benefits                                     374,000           144,000       496,000
  Inventory related                                      69,000           (60,000)       67,000
  Accounts receivable allowances                       (148,000)          (84,000)         -
  Tax credit carryforwards                                    -              -          567,000
  Acquisition                                           304,000              -             -
  Other                                                 206,000           185,000      (101,000)
                                                     ----------         ---------     ---------
     Total deferred                                  $3,840,000         $       0     $ 800,000
                                                     ==========         ==========    =========

Deferred tax (assets) liabilities are comprised of the following:

                                                        1996                    1995
                                                     ----------              ----------
  Discontinued operations                                                  ($3,823,000)
  Inventory related                                  ($901,000)               (693,000)
  Accrued expenses                                    (153,000)               (324,000)
  Accounts receivable allowances                      (239,000)               (358,000)
  Other                                               (365,000)                       -
                                                   -----------              ----------
     Gross deferred tax assets                     ($1,658,000)            ($5,198,000)
                                                   -----------              ----------
  Depreciation                                        $928,000              $  871,000
  Employee benefits                                    520,000                 296,000
  Other                                                293,000                 274,000
                                                   -----------              ----------
     Gross deferred tax liabilities                $ 1,741,000              $1,441,000
                                                   -----------              ----------
  Net deferred tax liabilities (assets)            $    83,000             ($3,757,000)
                                                   ===========              ==========


4. RETIREMENT PLANS

                                 PENSION PLANS

   The Company has three defined benefit retirement plans covering a portion of its domestic employees. The plans' benefits are based principally on years of credited service and on participants' compensation. The plans' assets consist principally of marketable fixed income and equity securities.

   Net pension credit from the Company's defined benefit plans included the following components:


                                               1996         1995         1994
                                           -----------  -----------  -----------
Service cost                               $   309,000   $   162,000   $  187,000
Interest on projected benefit obligations      728,000       548,000      544,000
Actual return on plan assets                (1,322,000)   (1,963,000)      (4,000)
Net amortization and deferral                 (129,000)      719,000   (1,225,000)
                                           -----------   -----------   ----------

Net pension credit                        ($   414,000) ($   534,000) ($ 498,000)
                                           ===========   ===========   ==========

   The following table sets forth the funded status of the defined benefit plans at August 31:

                                              1996                 1995
                                     ------------------------  -----------
                                        Assets    Accumulated     Assets
                                        Exceed     Benefits       Exceed
                                     Accumulated    Exceed     Accumulated
                                       Benefits     Assets       Benefits
                                     -----------  -----------  -----------
     Vested benefit obligation       $ 7,074,000  $ 1,607,000  $ 6,860,000
                                     ===========  ===========  ===========
     Accumulated benefit obligation  $ 7,363,000  $ 1,712,000  $ 7,208,000
                                     ===========  ===========  ===========

     Plan assets at fair value       $13,594,000  $ 1,469,000  $12,989,000
     Projected benefit obligation     (8,267,000)  (2,304,000)  (8,126,000)
                                     -----------  -----------  -----------
       Assets in excess of (less
          than) projected benefit
          obligation                 $ 5,327,000 ($   835,000) $ 4,863,000
     Unrecognized net (gain) loss:
       From excess funding at
          implementation of SFAS 87      683,000                   776,000
       Other                            (665,000)     440,000     (901,000)
                                     -----------  -----------  -----------
          Prepaid pension cost
             (or pension liability)  $ 5,345,000 ($   395,000) $ 4,738,000
                                     ===========  ===========  ===========


   The company-sponsored pension plans generally provide benefits based on average salary levels and years of service. The projected unit credit funding method was used along with discount rates of 7.75% in 1996 and 1995. The assumed rate of return on assets was 9%, and the assumed rate of increase in future compensation levels was 5%. The primary reason for increases in plan assets and benefit obligations relates to the Company assuming a defined benefit plan in connection with the acquisition of CMB Industries.

   The Company also contributes certain amounts per labor hour to multi-employer union pension funds. Such contributions amounted to $528,000 in 1996, $389,000 in 1995, and $427,000 in 1994.

                      OTHER POSTRETIREMENT BENEFIT PLANS

   Certain divisions and subsidiaries of the Company provide health care and life insurance benefits for retirees which are, depending on the type of plan, either contributory or non-contributory. Approximately 31% of employees may become eligible for these benefits.

   Net periodic postretirement benefit cost included the following components:


                                                   1996      1995      1994
                                                 --------  --------  --------
  Service cost - benefits attributed
         to service during the period            $ 48,000  $ 42,000  $ 49,000
  Interest cost on accumulated
         postretirement benefit obligation        274,000   263,000   260,000
                                                 --------  --------  --------

  Net periodic postretirement benefit cost       $322,000  $305,000  $309,000
                                                 ========  ========  ========


   The Company's postretirement plans are not funded. The status of the plans at August 31 follows:

                                                   1996         1995
                                                ----------  -----------
   Accumulated postretirement benefit
      obligation
         Retirees                               $2,635,000  $2,729,000
         Fully eligible and other
             active participants                   709,000     612,000
                                                ----------  ----------
               Total                            $3,344,000  $3,341,000
   Unrecognized loss                              (361,000)   (399,000)
                                                ----------  ----------
   Total accrued postretirement benefits        $2,983,000  $2,942,000
                                                ==========  ==========


   For measurement purposes, a 11.2% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996. The rate was assumed to decrease gradually to 6.0% through the year 2008 and remain constant thereafter. The assumptions for the health care cost trend rate has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of August 31, 1996 by approximately 3.7% and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by 3.2%.

   The weighted-average discount rates used in determining the accumulated postretirement benefit obligation was 7.75% as of August 31, 1996 and August 31, 1995.

   Cash expenditures for postretirement benefits were $282,000 in 1996, $270,000 in 1995, and $216,000 in 1994.

5. LEASES

   The Company leases certain office and production facilities and equipment under agreements expiring from 1997 through 2006. Several of the lease commitments contain renewal and/or purchase options exercisable at the end of the lease terms.

   The following is a schedule of future minimum rental payments required under operating leases for continuing operations that have remaining terms in excess of one year as of August 31, 1996:


              Year ending August 31:
                   1997                             $  720,000
                   1998                                700,000
                   1999                                600,000
                   2000                                520,000
                   2001                                450,000
                   Later years                       1,070,000
                                                    ----------

                   Total minimum payments required  $4,060,000
                                                    ==========


   The rental expense for all operating leases was $850,000, $560,000, and $610,000 for the years ended August 31, 1996, 1995 and 1994, respectively.

6. STOCK OPTIONS AND AWARDS

   The Company's 1993 Performance Incentive Plan approved during 1994 permits the grant of up to 490,000 shares of Company common stock for stock options, stock appreciation rights and restricted stock to key employees of the Company. Options for 222,500 shares ($13.75 to $14.56 per share) were granted during 1996 and options for 229,000 shares ($13.31 to $13.56 per share) were granted during 1994. With 13,000 options expiring in 1996 and 1995, 438,500 shares were outstanding at August 31, 1996. Vesting of most of the shares over the first three years following grant is dependent upon appreciating stock market valuation of Core stock. If the Company's stock fails to reach and maintain for defined periods of time those specified levels, vesting is delayed until 9 1/2 years after grant.

   Under prior employee stock option plans, options were outstanding as of August 31, 1996, for 136,200 shares ($5.25 to $10.94 per share) with expiration dates through 2002. Options for 2,000 and 4,500 shares were exercised in 1994 and options for 8,700, 5,000 and 8,900 shares expired in 1996, 1995, and 1994, respectively.

   The 1991 and 1988 Director Discounted Stock Option Plans are for non-employee directors of the Company. In accordance with the Plans, directors may elect to receive discounted stock options in lieu of director fees payable in cash, with the aggregate discounts equal to the cash fees forfeited. Under the Plan, 300,000 shares were reserved for issuance of non-qualified stock options at either 50% or 75% of market value at the date of grant. Stock options for 12,941 shares ($9.56 per share), and 28,128 shares ($7.3594) were granted in 1996 and 1995, respectively. Options for 45,027 shares were exercised in 1996. 173,317 options were outstanding as of August 31, 1996, with 81,656 shares reserved for future grants.

   Pursuant to incentive compensation programs, the Company in 1995 and 1994 awarded 18,620 and 6,594 shares of common stock, respectively, to key employees of the Company.

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

8. ACQUISITIONS

   During fiscal 1996, the Company acquired two companies.  Effective
   December 2, 1995, the Company acquired the common stock of CMB Industries, a privately held producer of specialty valves, with annual revenues of approximately $30 million. Effective January 1, 1996, the Company purchased Davis Filters, Ltd., a manufacturer of pipeline strainers located near Birmingham, England, with annual sales of approximately $1 million. The total cost of these acquisitions included a combination of cash, debt assumptions and notes payable issued totaling approximately $15.6 million plus 857,283 shares of the Company's common stock, which stock was valued at $13.50 per share.

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

   These acquisitions were accounted for as purchases, and accordingly, the operating results of the acquired businesses have been included in the Company's financial statements from their respective dates of acquisition. The following unaudited pro forma summary reflects the Company's consolidated results from continuing operations as if the above-noted acquisitions had been acquired as of the beginning of fiscal 1995. This pro forma summary includes adjustments to give effect to amortization of goodwill, interest expense on acquisition debt, together with related income tax effects. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the entire year, nor are they intended to be a projection of future results.

                                               (Unaudited)
                                          Year Ended August 31
                                        -------------------------
                                            1996         1995
                                        ------------  -----------
  Net Sales                            $237,357,000  $218.600,000
                                       ============  ============
  Earnings from continuing operations  $ 12,937,000  $ 10,443,000
                                       ============  ============
  Net earnings per share                      $1.21         $0.98
                                              =====         =====


9. SALE OF DIVISIONS

   Effective September 23, 1993, the Company sold its Du-Al Manufacturing Division, a manufacturer of front end loaders, back hoes and other equipment sold to the construction and farm industries. Effective May 31, 1994, the Company sold its Pioneer Industries Division, a manufacturer of metal doors and frames for the construction industry. The total sale price of these transactions was approximately $12,000,000, consisting of cash and a promissory note for $1,500,000. The businesses sold had approximately $9,000,000 of sales in FY 1994 prior to disposition.

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

    Selected information related to Cherokee's operations prior to discontinuation follows:


                                                1995         1994
                                            -----------  -----------

            Sales                           $44,669,000  $53,193,000
            Pretax income (loss)               (285,000)   1,845,000
            Income taxes                         80,000    1,048,000
            Net income (loss)                  (365,000)     797,000
            Earnings (loss) per share              (.04)         .08


    The net assets of the discontinued Cherokee operation held for sale were included in the Balance Sheet as of August 31, 1995 under the caption "Net Assets Held for Sale." In 1996 the net assets of the discontinued operation were sold for cash and a long-term note receivable. It is anticipated that the provision established in 1995 should be adequate.

11. CONTINGENCIES

    The Company is a defendant in various lawsuits covering a wide range of matters. In some of these pending lawsuits, the remedies sought or damages claimed are substantial. The Company is vigorously defending against these claims. While it is not possible to predict with certainty the ultimate outcome of these lawsuits, management believes that resolution of these matters will not have a material effect on the consolidated financial position of the Company.

12. PRODUCT SEGMENT INFORMATION

    The Company groups its products and services into three segments.
    Financial information by segment is summarized below (based upon continuing operations). Assets and capital expenditures are also reported net of items applicable to discontinued operations.

                                                  (In Thousands)

                                                                               Earnings
                                                       Depreciation             Before
                                            Capital           and       Net   Income
                                 Assets  Expenditures  Amortization     Sales    Taxes
                               --------  ------------  ------------  --------  -------
Year ended August 31, 1996:
Fluid controls and
  construction products        $ 87,830      $3,722        $3,399    $115,497  $15,134
Test, measurement and control    38,029         912         1,156      69,131    8,015
Farm equipment                   35,533         711           996      45,529    5,073
Corporate unallocated            11,557          51           119        -      (3,966)
Interest expense                               -             -           -      (3,816)
                               --------      ------        ------    --------  -------

Total                          $172,949      $5,396        $5,670    $230,157  $20,440
                               ========      ======        ======    ========  =======


Year ended August 31, 1995:
Fluid controls and
  construction products        $ 49,951      $2,483        $2,404    $ 80,732  $10,766
Test, measurement and control    34,702         984         1,022      63,819    6,928
Farm equipment                   38,239       1,571           813      43,346    6,075
Corporate unallocated             7,266         139           125        -      (3,521)
Discontinued operations          16,089        -             -           -        -
Interest expense                      -        -             -           -      (3,355)
                               --------      ------        ------    --------  -------

Total                          $146,247      $5,177        $4,364    $187,897  $16,893
                               ========      ======        ======    ========  =======

Year ended August 31, 1994:
Fluid controls and
  construction products        $ 44,606      $1,610        $2,351    $ 78,745  $ 8,624
Test, measurement and control    26,627       1,512           833      49,229    5,328
Farm equipment                   34,082       1,073           693      38,286    7,257
Corporate unallocated            21,112         115           127        -      (3,178)
Discontinued operations          29,960
Interest expense                      -        -             -           -      (3,820)
                               --------      ------        ------    --------  -------

Total                          $156,387      $4,310        $4,004    $166,260  $14,211
                               ========      ======        ======    ========  =======

13. QUARTERLY SALES AND EARNINGS SUMMARY (UNAUDITED)

                                 Continuing Operations              Total
                   ------------------------------------------  --------------------
                                                                             Net
                                                      Net         Net     Earnings
                                Cost       Net      Earnings    Earnings   (Loss)
                   Net Sales  of Sales  Earnings    Per Share   (Loss)    Per Share
                   ---------  --------  --------    ---------  --------   ---------
                            (In Thousands, except per share data)
-----------------------------------------------------------------------------------
   FISCAL 1996
   First Quarter    $ 46,437  $ 29,999   $ 2,410      $ .25   $ 2,410      $ .25
   Second Quarter     58,322    38,173     2,862        .27     2,862        .27
   Third Quarter      63,124    41,525     3,620        .34     3,620        .34
   Fourth Quarter     62,274    40,075     4,048        .38     4,048        .38
                    --------  --------   -------      -----   -------      -----

   Total Year       $230,157  $149,772   $12,940      $1.24   $12,940      $1.24
                    ========  ========   =======      =====   =======      =====

   FISCAL 1995
   First Quarter    $ 43,187  $ 27,724   $ 2,250      $ .23   $ 2,021      $ .21
   Second Quarter     44,819    28,745     2,316        .24     2,362        .24
   Third Quarter      52,426    34,269     3,023        .30     3,133        .32
   Fourth Quarter     47,465    30,350     3,104        .32    (3,688)      (.38)
                    --------  --------   -------      -----   -------      -----

   Total Year       $187,897  $121,088   $10,693      $1.09   $ 3,828      $ .39
                    ========  ========   =======      =====   =======      =====